VIEW

     1550 Caton Center Drive, Suite E

SYSTEMS INC.

Baltimore, MD 21227

[LOGO]

August 16, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

View Systems, Inc.

Application for Withdrawal of Registration Statement on Form SB-2, as amended

File No. 333-128956

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, View Systems, Inc. (the “Company”) hereby applies for withdrawal of the above identified registration statement, as amended, including all exhibits that were filed with the Securities and Exchange Commission (the "Commission") beginning on October 12, 2005 (the "Registration Statement").  The Company is now requesting withdrawal of the Registration Statement because the Company desires to postpone this registered offering at this time and  the Company intends to file an improved form at a later date.

The Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the Registration Statement.  Accordingly, the Company respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please fax a copy of the written order as soon as it is available to the Company’s counsel, Cindy Shy at (435) 673-2127.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter or require further information, please call Ms. Shy at (435) 674-1282.

Sincerely,

/s/ Gunther Than

Gunther Than

Chief Executive Officer